SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               Amendment Number 2

                    Under the Securities Exchange Act of 1934

                          WYOMING OIL & MINERALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   893450-20-6
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     8/21/00
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893450-20-6

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               1,023,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               1,023,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,023,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      34.2%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                               MICHAEL D. HERMAN

Item 1.  Security and Issuer

Common Stock
Wyoming Oil & Minerals, Inc.
330 South Center, Suite 419
Casper, Wyoming 82601

Item 2.  Identity and Background

(a)   Michael D. Herman
(b)   330 South Center, Suite 419, Casper, Wyoming 82601
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Herman used $87,000 of his personal funds to purchase the common stock described herein. This Amendment is being filed to reflect the following:

(a) Grant by Issuer to Mr. Herman on 7/20/2000 of 50,000 options to purchase common stock at a price of $1.00, exercise period 7/20/2000 to 7/20/2002.
(b) Gift by Mr. Herman to Jack C. Bradley, Jr. of 25,000 of above-referenced options.
(c) Exercise by Mr. Herman on 7/25/00 of 21,000 of above-referenced options.
(d) Sales and gifts by Mr. Herman on 7/25/00 of 21,000 shares purchased as per item (c) above.
(e) Exercise by Mr. Herman on 8/21/00 of remaining 4,000 of options referenced in item
(a) above.
(f) Grant by Issuer to Mr. Herman on 7/20/00 of 350,000 options to purchase common stock at a price of $1.00, exercise period 7/20/00 to 7/20/2003.
(g) Exercise by Mr. Herman on 8/21/00 of 62,000 of options referenced in item
(f)
above.
(h) Sales by Mr. Herman on 8/21/00 of 5,000 shares purchased as per item (g) above.


Item 4. Purpose of Transaction

The purpose of the granting of the options by the Issuer is to meet its contractual obligations to Mr. Herman as described in previous filings.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Herman beneficially owns 1,023,000 shares of Common Stock of the issuer, which
represents 34.2% of the class.

(b)   Mr. Herman has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the only transactions by Mr. Herman in the securities of the issuer were as listed in item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


9/25/00                                   /s/ Michael D. Herman
Date                                      Michael D. Herman